                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                             Forest Oil Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  346091 60 6
                              ---------------------------
                                 (CUSIP Number)

                    Julia Heintz, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 5, 1996
                                ----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


------------------------
  CUSIP NO.: 346091 60 6
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
             N/A                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4           00


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7            -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,680,000 shares of Common Stock, $.10 par value
     OWNED BY             per share, of Forest Oil Corporation
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9            -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    3,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12           N/A                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------
  CUSIP NO.: 346091 60 6
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
             N/A                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4           00


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)                                             [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7            -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    3,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9            -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    3,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12           N/A                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14           CO


------------------------------------------------------------------------------

Capitalized terms that are used herein and are defined in the Schedule 13D of Joint Energy Development Investments Limited Partnership and Enron Corp. filed on February 1, 1996 (the "Initial Schedule 13D") have the meanings ascribed to them in the Initial Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The information furnished under this Item in the Initial Schedule 13D is hereby amended by the addition of the following:

On November 5, 1996, JEDI acquired 2,000,000 shares (the "New Shares") of Common Stock pursuant to a Loan Termination Agreement with the Issuer. JEDI acquired the New Shares in exchange for the cancellation of approximately $42,800,000 million in principal amount and accrued interest of a loan under a Loan Agreement between JEDI and the Issuer and the payment by the Issuer to JEDI of $13,469,122.40.

Item 4.  Purpose of Transaction
         ----------------------

The information furnished under this Item in the Initial Schedule 13D is hereby amended by the addition of "and the New Shares" after "The Shares" in the second line.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

The information furnished under this Item in the Initial Schedule 13D is hereby amended by the deletion of the first sentence and the insertion in its place of the following:

"JEDI beneficially owns and has the power to vote and dispose of shares of Common Stock, representing approximately 12.1% of the shares of Common Stock outstanding."

Item 6.  Interest in Securities of the Issuer
         ------------------------------------

The information furnished under this Item in the Initial Schedule 13D is hereby amended by the addition of the following:

     (i)   At the end of the first sentence shall be added the following:

           ", as amended by Amendment No. 2 to Registration Rights Agreement dated November 5, 1996 between the Issuer and JEDI"

     (ii)  The following sentence shall be added at the end of the paragraph:

           " JEDI and the Issuer have entered into Amendment No. 1 to Shareholders Agreement dated November 5, 1996 that, among other things, provides that (i) the New Shares are subject to the voting restrictions of the Shareholders Agreement, (ii) except in certain limited circumstances that permit earlier transfer, the New Shares may only be transferred on or after May 31, 1997, and (iii) except in limited circumstances that permit earlier transfer, fifty percent of the Shares may only be transferred on or after July 31, 1997 and the remainder of the Shares may only be transferred on or after July 31, 1999."

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1 Amendment No. 1 to Shareholders Agreement dated November 5, 1996 between the Issuer and JEDI.
         Exhibit 2 Amendment No. 2 to Registration Rights Agreement dated November 5, 1996 between the Issuer and JEDI.
Signature:
---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 14, 1996                   JOINT ENERGY DEVELOPMENT
                                    INVESTMENTS LIMITED
                                    PARTNERSHIP

                                    By:  Enron Capital Management Limited
                                         Partnership, its general partner

                                         By: Enron Capital Corp., its general
                                                partner

                                         By:_________________________________
                                            Peggy B. Menchaca
                                            Vice President and Secretary


                                    ENRON CORP.

                                    By:______________________________________
                                       Peggy B. Menchaca
                                       Vice President and Secretary


                                 EXHIBIT INDEX
Exhibit
-------

Exhibit 1 Amendment No. 1 to Shareholders Agreement dated November 5, 1996 between the Issuer and JEDI

Exhibit 2 Amendment No. 2 to Registration Rights Agreement dated November 5, 1996 between the Issuer and JEDI